UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to _________

Commission File Number: 1-10767

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Profit Sharing and 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Retail Ventures, Inc.

3241 Westerville Rd.
Columbus, Ohio 43224

The Profit Sharing and 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING AND 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4–6

SUPPLEMENTAL SCHEDULE—	7

Form 5500 Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2004	8

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	9

INDEX TO EXHIBITS	10
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Committee of
The Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the related changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Columbus, Ohio

July 12, 2005

THE PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
INVESTMENTS—At fair value:
Mutual funds	$127,942,328	$99,148,879
Common collective fund	82,641,280	80,894,753
Common stock	14,308,080	7,347,405

Total investments—at fair value	224,891,688	187,391,037

PARTICIPANT LOANS	11,522,939	9,695,441

RECEIVABLES:
Employee contributions	1,087,540	539,174
Employer matching contributions	960,297	625,942
Employer profit sharing contributions	3,271,044	1,222,367

Total receivables	5,318,881	2,387,483

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$241,733,508	$199,473,961

See notes to financial statements.

THE PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Dividends and interest	$4,453,442	$3,975,843
Net appreciation in fair value of investments	19,598,038	21,464,678

Net investment income	24,051,480	25,440,521

Contributions:
Employee	21,433,745	18,675,533
Employer matching	11,072,831	10,982,200
Employer profit sharing	4,419,730	1,610,230
Rollovers	1,882,606	461,955

Total contributions	38,808,912	31,729,918

Total additions	62,860,392	57,170,439

DEDUCTIONS:
Distributions to participants	20,461,589	18,810,637
Fees	139,256	113,356

Total deductions	20,600,845	18,923,993

NET INCREASE	42,259,547	38,246,446

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	199,473,961	161,227,515

End of year	$241,733,508	$199,473,961

See notes to financial statements.

THE PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

General—The following description of The Profit Sharing and 401(k) Plan (the “Plan”) is provided for general information only. Interested parties should refer to the Plan document for more complete information.

The Plan was adopted by Schottenstein Stores Corporation and affiliated companies (the “Company”) effective August 1, 1989 for the profit sharing provisions of the Plan and effective October 1, 1989 for the 401(k) provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company, and all Plan expenses, with the exception of loan fees, are paid by the Company. MFS Heritage Trust Company (“MFS”) is the trustee and asset custodian of the Plan; Lifestyle and Company stock fund assets are in the custody of Reliance Trust Company.

Contributions to the Plan—The Plan is a defined contribution plan. Pursuant to the 401(k) feature of the Plan, an eligible employee may contribute up to 30% of his or her cash compensation on a pretax basis, not to exceed $13,000 and $12,000 per participant for the year ended December 31, 2004 and 2003 ($16,000 and $14,000 for participants of at least age 50 for 2004 and 2003), respectively. The match formula is as follows:

Employee Contribution	Employer Match
1%	1%
2	2
3	3
4	3.5
5	4
6	4.5

Effective January 1, 2004, employees of Retail Ventures, Inc. (affiliated company) and its subsidiaries no longer receive the match on deferrals in excess of 5% of their compensation. Also effective January 1, 2004, such employees are covered by a safe harbor matching contribution formula providing for the immediate vesting of employer matching contributions made during any year in which the employer has designated a safe harbor match period. The employer matching contribution for those safe harbor years will be as above for one percent through 5 percent rates of deferral. If for any year the employer decides to not make a safe harbor match, each eligible employee will be notified before the beginning of that year, and any employer matching contributions for that year will be subject to vesting.

The Company may also elect to make a discretionary profit sharing contribution. Such contributions are allocated to eligible participants, as defined by the Plan, based on the ratio of each participant’s compensation to the total of all eligible participants’ compensation. Total discretionary contributions for 2004 and 2003 were approximately $4,419,000 and $1,222,000, respectively.

Investment Options—Participants have the option to direct the investment of their accounts among alternative investment funds selected by the Plan committee. A participant chooses from a number of different mutual and money market fund options. In addition, participants who are employees of Schottenstein Stores Corporation and Retail Ventures, Inc. (affiliated company) are able to invest in the stock of Retail Ventures, Inc. and employees of American Eagle Outfitters, Inc. (affiliated company) are able to invest in the stock of American Eagle Outfitters, Inc.

Eligibility and Vesting—Full-time employees are eligible for participation in the Plan on the first of the month following the completion of 60 days of service, and having attained the age of 21. Part-time employees are eligible after completion of 1,000 hours of service within a year.

Amounts contributed by the participants and earnings thereon are fully vested and nonforfeitable at all times. Amounts contributed by the Company (matching and profit sharing contributions) to a participant’s account and earnings thereon vest at the rate of 25% per year, beginning with the second full year of service. Participants are fully vested at the end of the fifth year of service.

Allocation of Investment Income and Forfeitures—Investment income for each fund is allocated to the applicable participants’ accounts based on the ratio of each participant’s account balance to the total of all participants’ account balances in that fund, as defined. Forfeitures have historically been used to offset employer contributions after five consecutive one year service breaks, as defined by the Plan, based on the ratio of each eligible participant’s compensation to the total of all eligible participants’ compensation. The Plan’s forfeitures are immediately available to offset employer contributions.

Benefit Payments—Benefits are generally payable upon the participating employee’s retirement, death, disability, or termination of employment and are paid as a lump-sum amount.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Valuation of Investments—Investments are stated at fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Participant Loans—Subject to certain provisions, a participant may borrow from their account balances. The participant executes a promissory note with an interest rate based upon prevailing commercial lending rates. Loan principal and interest are paid over a period in excess of one year as determined by the Plan committee. Principal and interest are paid ratably through payroll deductions. Participant loans are valued at cost which approximates fair value.

Reclassifications—Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation.

3.	TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated July 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4.	INVESTMENTS

The fair value of investments, which represent 5% or more of net assets available for Plan benefits, as of December 31 is as follows:

	2004	2003
MFS Institutional Fixed Fund	$82,641,280	$67,938,162
Massachusetts Investors Growth Stock Fund	18,059,101	16,915,859
Reliance Trust Conservative Option Fund	15,366,232	22,366,600
Reliance Trust Moderate Option Fund	23,976,359	28,217,411
Reliance Trust Aggressive Option Fund	14,549,911	13,447,406

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$11,572,026	$17,521,501
Common stock	8,026,012	3,943,177

Total appreciation	$19,598,038	$21,464,678

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are funds managed by MFS. MFS is the asset custodian of the Plan, and therefore, these transactions qualify as a party in interest. Additionally, as Retail Ventures, Inc (“RVI”) and American Eagle are affiliated companies, the transactions in the RVI Stock Fund and American Eagle Stock Fund qualify as a party in interest. Participant loans also qualify as a party in interest.

* * * * * *

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING AND 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue, Borrowers,		Number of
Lessor, or Similar Party	Description of Asset	Shares	Fair Value
MUTUAL FUNDS:
Reliance Trust Company	Conservative Option Fund	1,010,715	$15,366,232
Reliance Trust Company	Moderate Option Fund	1,465,371	23,976,359
Reliance Trust Company	Aggressive Option Fund	1,370,139	14,549,911
PIMCO	Total Return Fund	540,070	5,762,559
*MFS	Total Return Fund	232,066	3,713,065
Vanguard	500 Index Fund	3	380
*MFS	Massachusetts Investors
	Growth Stock Fund	1,461,093	18,059,101
*MFS	Capital Opportunities Fund	986	13,156
Lord Abbett	Developing Growth Fund	38,243	627,178
American Funds	New Perspectives Fund	127,859	3,544,279
American Funds	Europacific Growth Fund	150,718	5,370,054
GUP	Conservative Portfolio	1,159	16,530
GUP	Moderate Portfolio	139	2,341
GUP	Aggressive Portfolio	640	5,144
Ariel	Ariel Fund	68,631	3,649,114
Delaware	Trend Fund	93,464	1,978,923
Dreyfus	Mid-Cap Index	87,046	2,279,730
Armada	Core Equity Fund	23,803	279,933
Dreyfus	Small Cap Index	101,783	2,067,212
*MFS	Value Fund	71,309	1,650,097
American Funds	Growth Fund of America	47,054	1,288,341
Dreyfus	Basic Index	284,048	7,140,981
*MFS	Conservative Allocation Fund	709,747	8,084,014
*MFS	Moderate Allocation Fund	148,577	1,827,498
*MFS	Growth Allocation Fund	164,573	2,155,907
*MFS	Aggressive Growth Fund	62,536	840,485
Washington	Mutual Investors Fund	3,744	115,248
Victory	Diversified Stock Fund	41,332	671,235
Dreyfus	Basic Index	66,712	1,677,147
Armada	Small Cap Value Fund	13,600	300,428
Vanguard	Mid-Cap Index	19,274	301,443
*MFS	Money Market Fund	628,303	628,303

Total mutual funds			127,942,328

COMMON COLLECTIVE FUND—*MFS	Institutional Fixed Fund	82,641,280	82,641,280

COMMON STOCKS:
*Retail Ventures, Inc.	Common Stock	760,127	5,396,902
*American Eagle Outfitters, Inc.	Common Stock	189,197	8,911,178

Total common stock			14,308,080

Total investments—at fair value			224,891,688
	Outstanding Participants Loans
	(with interest rates ranging from
	5% to 10%, with maturities
PARTICIPANT LOANS—*Various Participants	through 2024)		11,522,939

TOTAL			$236,414,627

* Denotes party-in-interest.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing and 401(k) Plan

(Name of Plan)

Date: July 15, 2005	By:	/s/ George Dailey

Name: George Dailey
Title: Plan Administrator

THE PROFIT SHARING AND 401(k) PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm